Mail Stop 3561

September 26, 2006

Mr. James S. Haines, Jr.
Director, Chief Executive Officer and President
Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612

> **RE:** **Westar Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed March 13, 2006 and May 9, 2006**
> **File No. 1-3523**

Dear Mr. Haines:

We have reviewed your response letter dated September 15, 2006 and have the following comment requesting additional information so we may better understand your disclosure. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statement of Stockholders' Equity, page 55

1. We reviewed your response to comment 2 in our letter dated August 15, 2006 noting that you did not address stock compensation charged to additional paid-in capital. Please tell us in detail the nature of stock compensation charges to paid-in capital for the each of the years presented and how the related credits are reflected in the statements of income and cash flows or elsewhere. In doing so, please explain to us how these amounts relate to the other information provided in your response, particularly with respect to adjustments related to non-cash compensation expense and stock options exercised. In addition, please tell us how the direct credit to retained earnings noted in footnote (a) on page 5 of 10 of your response is reflected in the statement. Further, please tell us the entries that were made to record the adjustments related to preference shares retired in the previous period and dividends previously accrued set forth on page 7 of 10 of

your response. Finally, please provide us with an explanation of the adjustments referred to in the previous two sentences that would facilitate our understanding.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding our comment on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant